Crouch, Bierwolf & Chisholm
Salt Lake City, Utah



Securities and Exchange Commission
Washington D.C. 20549

        RE: Diabetex International Corporation
               Form 8-K

We are furnishing this letter in response to the above referenced Company's request.

We have reviewed the 8 K dated, filed by Diabetex International and consent and agree with the disclosures made therein. There are no disagreements, however, we expressed our concern as to the certainty of the Company to continue as a "going concern" This qualified opinion as to their certainty of continued operations is not a change or modification from prior opinion.

Further we note that there are no disagreements between us and management of the Company, and that on or about February
28, 2001, we mutually agreed not to stand for re-election as the Company's Independent Auditors.


Dated:  July 23, 2001

For  Crouch, Bierwolf & Chisholm

/s/ Brent Crouch
------------------------------------------------
Brent Crouch, CPA.

Salt Lake City, UT